Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is a transcript of the breakout session for questions and answers following the presentation by Omniture, Inc. Chief Executive Officer Josh James at the Credit Suisse 2007 Annual Technology Conference held on November 27, 2007 at approximately 4:30pm Eastern time.

FINAL TRANSCRIPT OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference - BREAKOUT (Q&A) Event Date/Time: Nov. 27. 2007 / 4:30PM ET www.streetevents.com Contact Us © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) C O R P O R A T E P A R T I C I P A N T S Josh James Omniture Inc. — CEO Michael Herring Omniture Inc. — CFO, EVP Q U E S T I O N S A N D A N S W E R S Unidentified Audience Member (Audio begins in progress) (Inaudible question - microphone inaccessible) Josh James — Omniture Inc. — CEO Web Side Story, yes. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO That’s correct. Yes. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO It’s similar to SiteCatalyst, [close to] analytics — people kind of accomplish the same things with those products and that’s the business that we were most interested in and then the Visual Sciences prior to — there’s some really interesting technology there that we’re also interested in, but for the most part we want to be able to bulk up and try to prepare for the additional competitors that are going to come on-line into this marketplace. Google, whether it’s them, there’s a bunch of agencies that are out there sniffing around, like the WBPs of the world. We don’t know how that’s all going to play out. The minute we thought the business intelligence companies were going to be coming, they all seem focused on some other things at the moment, so after kind of a [period] of time passes there then I’m sure they’ll start sniffing around again, so it’s going to be a competitive marketplace. I think competitors will shift and change over time, but — and then we’ve got two competitors that we have to continuously stay focused on, with Web trends and core metrics that are going to I’m sure try to evolve into something similar to what we’re doing. So as far as the HBX product is concerned, we are going to continue to support that product. Most of the new R&D efforts will probably be on SiteCatalyst - we’re going to try and create a compelling opportunity for those customers to shift over, but we don’t really want to hold a gun to the heads of any customers. We’ve done this three times before. We had three acquisitions that were — we acquired an analytics, some analytics customers, and it seems like the best approach is to just try and create a really compelling upgrade for them. www.streetevents.com Contact Us 1 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) And then when the timing is right for them, then they’ll make the shift because they are getting an upgraded product, so that’s kind of the way that we approach that and the nice thing for us and for the customers is — the finances is really the same to us either way. It’s just that some point when you get them moved over then they have an opportunity to buy all those additional products that we have that leverage that data. And it’s kind of funny to say they get the opportunity to buy, but it’s because they get the opportunity to do a lot more stuff that they wouldn’t be able to do otherwise if they were on the other platform. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Yes, the sales force. We have, we have a bunch of open positions on our team and I’m sure the salespeople that are doing their jobs over there — there’s an opportunity to shift over to our sales team and selling our products. So when the deal closes, we’ll certainly be evaluating them and trying to find opportunities. Unidentified Audience Member (Inaudible question - microphone inaccessible) Josh James — Omniture Inc. — CEO That’s right. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Well, so, the way that, first of all, we only want to keep the best performers and that goes for whether they’re at Omniture or whether they’re at Web Side Story, sorry, Visual Sciences. So, those that are performing there’s going to be opportunities for them because our business is growing so fast. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Right. Unidentified Audience Member (Inaudible question — microphone inaccessible) www.streetevents.com Contact Us 2 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) Josh James — Omniture Inc. — CEO Right. That’s correct. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James - Omniture Inc. — CEO That’s correct. Michael Herring — Omniture Inc. — CFO, EVP You remember that it a [SAS] business, so it’s not like traditional software, or like Oracle, traditional transaction where they buy a company and 90% of the people are gone three weeks after they close. It doesn’t work that way. This is a business, these are 1,500 relationships running on servers with account managers and I think it is one of the reasons you haven’t seen a lot of SAS acquisitions at least public-to-public ones, because it is difficult to show immediate dramatic bottom-line synergies because you can’t cut 80% of the cost overnight. It’s, even the cost you’re going to get you are going to get over time, so it would have to be a company like ourselves in this situation where we know this business extremely well. There’s probably significant amount of the synergies were realized where we are the only acquirer that could have realized them in that situation. Josh James — Omniture Inc. — CEO We really view this as an opportunity to get that customer base and then be able to sell these additional processors through the customer base that they just didn’t have. So we kind, Mike kind of alluded to, we can make a lot more money off of this customer base than probably anybody could, at least in this point and time. Michael Herring - Omniture Inc. — CFO, EVP You know we are always looking for data center space, so I, you know, there will probably be some of that. They have two primary data centers right now and some smaller satellite ones. We will evaluate those on their own premises, but we won’t be able to eliminate data center space because we still need, their traffic hopefully just increases after the acquisition, doesn’t decrease. We are not going to be looking to eliminate excess to space, it doesn’t work that way. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Sure. www.streetevents.com Contact Us 3 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) Unidentified Audience Member (Inaudible question - microphone inaccessible) Josh James — Omniture Inc. — CEO So, we haven’t given kind of any guidance or expectations around what we are expecting from a penetration product, penetration standpoint. I think after we have some more time under our belts with selling these things, then we will certainly give you an indication of how things are tracking. So far we’ve talked about is each service center has over 500 customers and so we certainly see a big opportunity there for SearchCenter and that will continue. We are still in the young version; we are not even on version three yet with SearchCenter. So, that’s still a fairly new product with a lot of additional development that has been going into it, and so we will continue to see opportunity there and especially with our enterprise customers because we kind of started out with new products, getting them into the hands of some customers that can give us a lot of feedback, that don’t jeopardize any big relationships. And now we kind of got the wrinkles ironed out of that product and we are feeling really good about the process there. And then with Discover, Discover is exceeding our expectations about how fast that would be adopted. It makes sense because what happens is people start asking these questions and then the data answers the questions. And once we get a question answered they have another question, and when they finally get to the question that doesn’t get an answer off of a real simple report, then they come and say for instance, show me my top 1% of my customers and what keywords they are buying on Yahoo that they are not buying on Google, show me that information. That’s a pretty complex query for a data warehouse, and it would take a long time, and it’s not going to be in our standard reports, but using Discovery you could have the answer in a minute. These types of questions are the ones they come and ask us. What’s the answer to this? We say well we can’t tell you because you don’t have Discover turned on. Do you want to turn it on? And that really drives the adoption of Discovery, so it’s a really natural upgrade to what they are currently doing, which has been nice. So those two I think are going to be very successful, and then optimization, you are going to see TouchClarity and Offermatica over time, really morph into a suite, it’s a optimization suite, those two things really shouldn’t be separate products. They should really be combined into one product with essentially different modules, a testing module, and an optimization — I mean a personal targeting, personalization, sorry, a personalization or behavioral targeting engine and that’s really what those two companies do and that will be combined into one offering over time. We will be able to charge separately for those modules, but that’s also, I think, going to do fairly well. Offermatica is continuing to see a lot of success and the market it still a little too early for broad adoption of TouchClarity yet. That will happen over time. So with those cycles if something like SiteCatalyst were established as people know that we are certainly one of the leaders there and we feel like we have the best product. You can go into a situation where someone might ask for a pilot, but you are not going to give them a pilot. Look, it’s the best, you know it’s the best, look at these customers that are using it, you should be using it also, and let’s not (expletive) around here for the next two or three months, while you guys try to get a pilot to work and then it’s out of our hands, and success is out of our hands. We don’t like to do pilots unless we have to do pilots. So, with SiteCatalyst we a re able to be, we probably have the shortest sale cycle as far as a new deal is concerned — Unidentified Audience Member (Inaudible question — microphone inaccessible) www.streetevents.com Contact Us 4 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) Josh James — Omniture Inc. — CEO Yes, it depends on if it’s mid-market or if it’s enterprise. The mid-market is anywhere from two weeks to 10 weeks, and then with enterprise you’re going to see something like two to three months, it’s typical. And then the really big deals it can be up to a year. So it kind of spans all over, but that’s kind of typical. And then with a product that makes a lot of sense to customers and other people are using it, like SearchCenter for instance, if we already have a relationship with someone with SiteCatalyst and they are interested in SearchCenter, we can get in there and sell that pretty rapidly, because we already have an established relationship, we already have credibility with the customer and so that can be anywhere from two weeks to eight weeks. And Discover, the same thing, you asked the question and yes we say well we can’t give it to you unless you turn Discover on. Do you want to turn it on? That’s something that it’s already installed, so we turn it on and let them check it out for a week or two and we can close that pretty shortly thereafter. But then something like for instance TouchClarity or Offermatica where it’s new, it’s a new concept to our customers, they don’t quite understand it, we might be sitting in a situation where they want to go and they want to pilot it for a month or pilot it for two months. When we first acquired TouchClarity everyone wanted to pilot it and we didn’t have customers that we could point to that were using it that were successful, and so we needed to do that to generate some reference in the customers. That’s kind of the process and [evolution] running through there. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Some things we really haven’t changed a whole lot in the last 12 months. I think, you know, if anything with SiteCatalyst, we might go into a sales situation where we have the ability to go in and we start out as the leader and that’s changed over the last 24 months, I would say. 24 months ago that wasn’t the case, and everyone considered someone else to be a leader, us or someone else, it has just kind of changed all the time, where as now, we are considered as the leader, and once they are past the Google concept and they are looking at us, and some other folks but I don’t think the sales cycle has really changed (inaudible) all that much. Michael Herring — Omniture Inc. — CFO, EVP You know the other inflection that I think we really saw recently was the DoubleClick and [Equana] acquisitions. It felt there was an intensity of activity in terms of pipeline filling up where people felt like tools that we provide become, there’s another level of customers that decided they were must-haves instead of may-haves. You know, as the consolidation and the distribution part of it is there. The pre-click world continues being able to maximize your return and better allocate your dollars is becoming more and more important. And if anything, in Q2 probably we saw a little bit of a thickening in the pipeline into that, and shortening the sales cycles around that. But again, SiteCatalyst is focused. Unidentified Audience Member (Inaudible question — microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP We have zero, I would say 98%-99% Visual Science. Are you talking about the product or the company, sorry, so there’s two — www.streetevents.com Contact Us 5 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) Unidentified Audience Member (Inaudible question - microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP Total company? It’s probably about $5 or $6 million (inaudible) and all of that is Visual Science’s on site product. The HBX product that Josh had mentioned in the presentation we have been talking about quite a bit, it’s 100% on demand subscription delivery. No special license. And I think we have mentioned that, but it’s worth repeating, that once we get the deal closed there is at least and maybe they’ve already headed that direction already, but we won’t be selling anymore perpetual licenses or (inaudible - microphone inaccessible). Josh James; Yes, one of the biggest challenges you see for customers that move over, because there are really high switching costs, part of it is just going through the implementation process. And the fact that we are going to be able to go to these customers and be able to take the data and have it come into our system and HBX system in real time, so you can log out of one and log into the other, and kind of risk free, see what it is that you are getting, and see what the upgrades going to be without having to change the code out on the page, creates a really interesting opportunity for those customers. That seems to be something that really resonates with them, because they know that they don’t want to use analytics to just get reports, that they actually want that, want to be able to leverage the data also and change their site in real time and create those personalization opportunities that goes into the testing, but with us with our Genesis network and the Ability in these other applications that we have built on top of these systems, that’s something they are very interested in. And I think it’s important for them to hear, for some of the customers unparticular some of their bigger customers, that we are going to continue to support Visual Sciences and continue to invest in it, was something that we received very well. And we feel fortunate essentially that we are able to double the investment that we were making under Discover, is now we have Discover and we have the Visual Sciences product; it will be Discover on demand to Discover on site. Those things will merge over time, but we essentially have to double down on the feature sets for both of those products. So that’s exciting for us. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO I think the most difficult part in any acquisition is just cultures. Just making sure that the cultures work, and the business is not a business that’s daunting to us at all. Of all the acquisitions we’ve done, it’s probably the easiest one because we knew it the best. We knew it competitively and we knew it socially, we just knew it from all the different angles there is to know it from, without seeing the numbers. And so we have a lot of confidence we will able to run it effectively and that we are going to be able to leverage those customers and be able to give them more opportunities to buy additional products and therefore, making us some substantial return on that investment. But the piece that we have to make sure that we manage effectively is the culture, and that is something that we have been really pleasantly surprised by, we have been arch enemies with these guys and you never know what that first meeting is going to be like. We went down and had the meeting with the folks in San Diego and they were all, as far as we could tell, really pleased. And the fact that they have a product that they are that they are, that they, that were this being invested in aggressively, the way we are investing our product, and now we ha ve an opportunity to invest even more aggressively in that. And the folks that www.streetevents.com Contact Us 6 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) are taking care of those customers, their job is to take care of the customer, they don’t necessarily care what it is the customers using, their job, they are people that are geared towards making people happy, and they want to keep those customers happy. And the fact that they now get the best product in the industry to make those customers happy, we offer something that is exciting to them. The fact that we have marketing dollars that we can spend and now with this acquisition, even more marketing dollars that we can spend, it something that their company felt starved of. They didn’t feel like they had any marketing dollars to go out there and market, because they kind of caught in this, we’ve go to be really profitable conundrum and they couldn’t get out of it. So the fact that we can now reengage as a company, it’s like they can be a part of something that is evolving and growing, is something that’s really interesting to them. So that’s kind of, that’s more than half of the business and then the other portion of the business is the VS-folks. The fact that they get to keep on running without being encumbered by this other business that wasn’t performing as well as our business was performing, is also exciting to them. They feel like they get to go and do what they like to do, they get to go and continue to experiment with the multi-channel opportunity. Go into places like Best Buy and selling them not just analytics, web analytics, but being able to compare that to point of sale systems and those sorts of things is something that is also interesting to them. So it seems like the cultural stuff is going to work itself out. There were a lot of folks that I don’t think we would have gotten along with that aren’t there anymore, you know that left over the last 24 months, I always got along well with [Jeff Lunsworth] the CEO over there, but some of the other folks we didn’t have as much respect for, and those people aren’t there. So it kind of feels like they were kind of at the bottom getting ready to come back out, and we are trying to retrain everybody and reengage everyone, it feels like it was an environment really just ready for something positive to happen to it. So, that may be our ignorant view, but that’s our view so far. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Optimistic is a better word. Unidentified Audience Member (Inaudible question — microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP Yes, we will be prepared in all aspects, but [FDCH] is our view to close in Q1 (inaudible — microphone inaccessible) Unidentified Audience Member (Inaudible question — microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP How did we come up with the combination? www.streetevents.com Contact Us 7 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) Unidentified Audience Member (Inaudible question - microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP So we’ve made four acquisitions. The Instadia acquisition was small and was all cash for a variety of reasons. The other three have been a mixture. And that has been our strategy I think in each case was to trade off dilution with using, what we think is a pretty strong equity instrument in order to make that balance. We didn’t do 100% equity because we felt like there was a certain amount of dilution we were comfortable with and we looked at other things we might want to do over the next period of time, you know we are generating cash in this case Visual Science is cash flow positive, and has been for six quarters now or something, five quarters I don’t know exactly. And so we balanced all that out and felt like that was the right trade-off that you know, $50 million in cash, plus equity on top of that to get to the right number. Josh James — Omniture Inc. — CEO Yes along with the dynamic and the needs on the other side also. Unidentified Audience Member (Inaudible question - microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP That’s about [13.87%] I think isn’t it? Unidentified Audience Member (Inaudible question — microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP Yes, well that the dilution to, it’s not diluted in the EPS statements. It will be clearer on the EPS statements, but diluted meaning shares outstanding, about 13.7% of it. Unidentified Audience Member (Inaudible question — microphone inaccessible) Michael Herring — Omniture Inc. — CFO, EVP No, I mean it would be accretive if you just added them together. You know our plan is to focus on our — the metrics that we have set for ourselves in terms of operating margins for the year, and any cost synergies and revenue synergies we are able to www.streetevents.com Contact Us 8 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) get out of this business, we’d apply back into the overall Omniture strategic growth plan. That’s been working out pretty well for us so far, so as long as we feel like there is opportunity there, that’s what we want to do. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Well WebTrends, they got rid of pretty much everyone in management about a week after we did out deal so they are in disarray from everything that we are hearing. We just hear things on the street, so there’s not a lot of optimism over there right now, but at the same time we heard that a bunch of people applauded the firings internally, so it was just a little unhealthy there. And I think what happened is areas in a situation where people are trying to figure out what it is that those companies are doing incorrectly and why they are not growing in a market that’s growing as fast as it is. I think that Coremetrics is a good competitor, and we are going to continue to try to compete with them and they will continue to be aggressive and we will continue to try and be aggressive back. WebTrends the same thing, they’ve got a good product out there and they’ve got a bunch of sales people that seem to do a good job generating leads and we always see those guys in every deal that we are in. So, competitors make us more short so it’s fine having those guys out there, but we just feel like when it comes down to it we’ve got a better offering and that combined with the additional strength that we have, is going to help us continue to be effective and then prepare for some of the longer-term competitors that we are going to have, because we certainly don’t view those guys as our only main competitors. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO So from a revenue perspective we’ve got about 27% of the revenue comes from outside the U.S., we think there is a lot more opportunity out there. We’ve been investing very aggressively overseas as you can see, all the way from 14% to 27% over the course of a year, of our revenues that come from international markets. But we are still kind of at the very beginning in almost all the countries that we are in. We still think we are at the very beginning. Most of those sales teams are going to double and triple and there’s a bunch of markets that we are going to go into next year that we are not in today. And in most of those places, there’s a bunch of places that we have invested in for the first time in the last 12 months, and when you get in there you seem to need to go in with about three or four people, four or five people in order to really be effective. And then it takes some time to get the first couple of customers and it’s really like year three and year four where things really start to take off. So, we are going to continue to see a lot of growth overseas I think. Unidentified Audience Member (Inaudible question — microphone inaccessible) www.streetevents.com Contact Us 9 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) Josh James — Omniture Inc. — CEO No, it’s a pretty good mix across everything. It’s interesting, I’ve been reading a bunch of articles about this too lately and that kind of resonates with what we are seeing, which is for, you used to there were the places that companies used to go and then the BRIC thing, you go to Brazil and Russia and India and China, and now I think that you’re seeing a new dynamic where people that didn’t have infrastructure that would prevent them from buying maybe a traditional technology, the web is kind of bridging that gap, and so you are in economies where you might not think of them as economies where you are going to go and sell and bunch of your product, but the web’s taking off for them. And so we are seeing a lot of opportunity in countries where you might not traditionally go and we are being dragged there by our other markets where people from the Middle East for instance are calling our folks in U.K. and buy a bunch of stuff from your folks in the U.K. So, great you know, at some point you’ve got to send, you are flying down there so much, you’ve got to send someone down there to be down there for quite some time. So, that’s happening all over the place. So we really excited about the international market, which is another reason that we wanted to do this deal. We want to have more money to be able to invest aggressively. We can see a bunch of places to invest and we are not choosing between good and best, it’s like we’re choosing between best and best and I don’t know which one we should invest in, which manager is the most capable of dealing with the growth? That’s kind of how we are investing right now. So there is still lots of opportunity. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Yes. Yes. Yes. Those countries, there is just no one else; no one else is over there. In almost every country we’re in, Google’s there, and yes we don’t know what Microsoft is going to do, they’ve got a product they say that they are going to offer for free, so it will be interesting to see how it all plays out. But there are some interesting, there might be one year where you can play in the sand box by yourself before someone else comes along. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Yes. Absolutely. Unidentified Audience Member (Inaudible question — microphone inaccessible) Josh James — Omniture Inc. — CEO Yes. It’s not a very sexy product, it’s pretty straight forward. All the data that comes into our system, we essentially duplicate the data, one set just gets ploughed into a data warehouse and the other set we take and we optimize and we manipulate and manage so that all of these reports are available in real time. www.streetevents.com Contact Us 10 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:30PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference — BREAKOUT (Q&A) The data warehouse it’s limited by traditional data warehousing technologies, so you can go and you can make a query and all the data is there and all the relationships are there and you can any piece of data you want out. It’s just difficult to get it out in real time. So we kind of use it as a back stop for everything else that we do, but what’s really interesting is the way that we can manage and manipulate and store the data that allows you to get access to it in real time. So I think over time and hopefully people will use the data warehouse because they want the feeds back out. You know, people like a Wal-Mart or an HP or American Express, and they want that data. And so we’ll store it in the data warehouse and then we’ll send it out to their big data stores if they just want all the data, but hopefully over time there’s not many customers that are really using the data routes because they are using technologies that are more effective like Discover. All right. Well, thanks everyone for your time. DISCLAIMER Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2007, Thomson Financial. All Rights Reserved. 1702211-2007-11-28T13:36:00.740
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Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements regarding Omniture’s business strategy, leadership in the market for Omniture’s services, the strength of its business in 2007 and expectations regarding GAAP and non-GAAP revenue, GAAP and non-GAAP net income and loss, the anticipated benefits of its pending acquisitions and Omniture’s ability to consummate them, expectations regarding the market, and the anticipated success and results of Omniture’s integration efforts relating to the acquisitions completed in 2007. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.